                                                          REGISTRATION NO. 33-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM S-4

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                             ----------------------
                            USA WASTE SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          OKLAHOMA                          4953                  73-1309529
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                          5000 Quorum Drive, Suite 300
                               Dallas, Texas 75240
                                 (214) 383-7900
               (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                Earl E. DeFrates
                            USA Waste Services, Inc.
                          5000 Quorum Drive, Suite 300
                               Dallas, Texas 75240
                                 (214) 383-7900
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   Copies to:

                                  John T. Unger
                               Snell & Smith, P.C.
                           1000 Louisiana, Suite 3650
                              Houston, Texas 77002

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                                      CALCULATION OF REGISTRATION FEE
============================================================================================================
                                                      Proposed               Proposed
     Title of                                          maximum               maximum
   securities                   Amount                offering              aggregate            Amount of
      to be                      to be                  price                offering           registration
   registered                registered(1)            per share               price                 fee
- ------------------------------------------------------------------------------------------------------------
  Common Stock,            4,000,000 shares           $14.75(1)            $59,000,000           $20,344.83
  $.01 par value
============================================================================================================

(1) Calculated in accordance with Rule 457, calculated on the basis of the closing price for Common Stock on the New York Stock Exchange on June 5, 1995.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.
===============================================================================

                              CROSS REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K


 Item
Number                    Form S-4 Caption                                   Prospectus Caption
- ------                    ----------------                                   ------------------
  1.         Forepart of Registration Statement and                 Cover of Registration Statement, Outside
             Outside Front Cover Page of Prospectus                 Front Cover Page of Prospectus

  2.         Inside Front and Outside Back Cover Pages              Available Information; Incorporation of Certain
             of Prospectus                                          Information by Reference; Table of Contents

  3.         Risk Factors, Ratio of Earnings to Fixed               Cover Page; The Company, Risk Factors,
             Charges and Other Information                          Selected Consolidated Financial Data; Incorporation
                                                                    of Certain Information by Reference*

  4.         Terms of the Transaction                                        *

  5.         Pro Forma Financial Information                                 *

  6.         Material Contracts with the Company                             *
             Being Acquired

  7.         Additional Information Required for                    Outstanding Securities Covered by this
             Reoffering by Persons and Parties                      Prospectus; Manner of Offering by Selling
             Deemed to be Underwriters                              Shareholders

  8.         Interests of Named Experts and Counsel                 Legal Matters; Experts

  9.         Disclosure of Commission Position on                            **
             Indemnification for Securities Act Liabilities

 10.         Information with Respect to S-3 Registrants            The Company, Incorporation of Certain
                                                                    Information By Reference

 11.         Incorporation of Certain Information by                Incorporation of Certain Information by
             Reference                                              Reference

 12.         Information with Respect to S-2 or S-3                          **

 13.         Incorporation of Certain Information by                         **
             Reference

 14.         Information with Respect to Registrants                         **
             Other Than S-2 or S-3 Registrants

 15.         Information with Respect to S-3 Companies                       **

 16.         Information with Respect to S-2 or S-3 Companies                **

 17.         Information with Respect to Companies                           *
             Other Than S-2 or S-3 Companies

 18.         Information if Proxies, Consents or                             *
             Authorizations are to be Solicited

 19.         Information if Proxies, Consents or                             *
             Authorizations are not to be Solicited
             in an Exchange Offer

- --------------
* Inapplicable (or partially inapplicable as indicted) upon filing of this Registration Statement - may be included in subsequent post-effective amendments under certain circumstances.

**  Not applicable or answer is negative.

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.  *
*                                                                         *
***************************************************************************


                     SUBJECT TO COMPLETION, JUNE 9, 1995

PROSPECTUS

                               4,000,000 SHARES

                           USA WASTE SERVICES, INC.

                                 COMMON STOCK

     This Prospectus covers 4,000,000 shares (the "Shares") of the Common Stock, $.01 par value ("Common Stock"), of USA Waste Services, Inc., an Oklahoma corporation (the "Company") that may be offered and issued by the Company from time to time in connection with the acquisition directly or indirectly by the Company of other businesses or properties or interests therein, and which may be reserved for issuance pursuant to, or offered and issued upon exercise or conversion of, warrants, options, convertible notes, or other similar instruments issued by the Company from time to time in connection with any such acquisitions.

     It is expected that the specific terms of any acquisition involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or properties or interests therein to be acquired by the Company, and that the shares of Common Stock issued will be valued at prices reasonably related to market prices current either at the time the terms of the acquisition are agreed upon or at or about the time of delivery of shares. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     With the consent of the Company, this Prospectus may also be used by persons who have received or will receive shares of Common Stock covered by this Prospectus and who may wish to sell such shares under circumstances requiring or making desirable its use. See "Outstanding Securities Covered by this Prospectus" for information relating to resales pursuant to this Prospectus of shares of Common Stock issued under this Registration Statement.

     At March 31, 1995, the Company had 22,678,874 shares of Common Stock outstanding. These shares are listed on the New York Stock Exchange, Inc. ("NYSE"). Application will be made to list the Shares offered hereby on the NYSE
to the extent that they have not been previously listed. On June   , 1995, the
closing price of the Common Stock on the NYSE was     per share as published in
The Wall Street Journal.

     All expenses of this offering will be paid by the Company. The Company is an Oklahoma corporation and all references herein to the "Company" or "USA Waste," refer to the Company and its subsidiaries, affiliates and predecessors, unless the context requires otherwise. The executive offices of the Company are located at 5000 Quorum Drive, Suite 300, Dallas, Texas 75240. The telephone number is 214-383-7900.

     SEE "RISK FACTORS" ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                 ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                   The date of this Prospectus is June   , 1995

No dealer, salesman, or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                  TABLE OF CONTENTS


Available Information ..............................2
Incorporation of Certain Information
 by Reference ......................................3
Outstanding Securities Covered by this Prospectus...3
The Company.........................................4
Recent Events.......................................5
Risk Factors........................................6
Use of Proceeds.....................................8
Selected Consolidated Financial Information.........9
Description of Capital Stock.......................10
Price Range of Common Stock and Dividends..........12
Manner of Offering by Selling Shareholders.........12
Legal Matters .....................................14
Experts ...........................................14




                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements, and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the regional offices of the Commission located in New York, New York at 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago, Illinois at 500 West Madison, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

     The Company's Common Stock is traded on the NYSE and reports, proxy and information statements, and other information concerning the Company can be inspected at the offices of such Exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document as filed. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the offices of the Commission, and copies of such materials may be obtained therefrom at prescribed rates.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS WILL BE AVAILABLE UPON REQUEST FROM MR. EARL E. DEFRATES, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, USA WASTE SERVICES, INC., 5000 QUORUM DRIVE, SUITE 300, DALLAS, TEXAS 75240, TELEPHONE NUMBER 214-383-7900. IN ORDER TO ENSURE TIMELY DELIVER OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY A DATE THAT IS FIVE DAYS PRIOR TO THE DATE ON WHICH THE FINAL INVESTMENT DECISION MUST BE MADE.

     The following documents filed by the Company with the Commission under the Exchange Act are incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended by Form 10-K/A (Amendment No. 1), (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, as amended by Form 10-Q/A (Amendment No. 1), (3) the Company's definitive Proxy Statement, Annual Report and Prospectus for its 1995 Annual Meeting of Shareholders dated May 19, 1995,
(4) the description of Common Stock of the Company contained in the Company's Registration Statement on Form 8-A dated July 1, 1993, and (5) the Current Report on Form 8-K dated February 28, 1994, as filed by Envirofil, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Envirofil") and as amended by Form 8-K/A dated May 11, 1994, including the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of filing of the Company's Annual Report on Form 10-K referred to above and prior to the termination of the offering described herein shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus, or in any other subsequently filed document that is also incorporated by reference, modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy (without exhibits) of any and all information incorporated by reference in this Prospectus. Requests for such copies should be directed to Earl E. DeFrates, Executive Vice President, USA Waste Services, Inc., (i) if by telephone to (214) 383-7900 and (ii) if by mail to 5000 Quorum Drive, Suite 300, Dallas, Texas 75240.

                OUTSTANDING SECURITIES COVERED BY THIS PROSPECTUS

     This Prospectus, as appropriately amended or supplemented, may, with the prior consent of the Company, be used from time to time by persons who have received Shares covered by the Registration Statement in acquisitions of businesses or properties or interests therein by the Company, or their transferees, and who wish to offer and sell such Shares (such persons are herein referred to as the "Selling Shareholders" or a "Selling Shareholder") in transactions in which they and any broker dealer through whom such Shares are sold may be deemed to be underwriters within the meaning of the Securities Act, as more fully described herein. The Company may consent to the use of this Prospectus for a limited period of time by the Selling Shareholders, subject to limitations and conditions that may be varied by agreement between the Company and the Selling Shareholders. Resales of such shares may be made on the NYSE, in the over-the-counter market, in private transactions, or pursuant to underwriting agreements. See "Manner of Offering by Selling Shareholders."

     The Company will receive none of the proceeds from any such sales. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Securities Act. Printing, certain legal, filing and other similar expenses of this offering will be paid by the Company. Selling Shareholders will bear all other expenses of this offering, including brokerage fees, any underwriting discounts or commissions.

      There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of any of the Shares by Selling Shareholders. See "Manner of Offering by Selling Shareholders."

                                   THE COMPANY

     The Company is an integrated solid waste management company operating in the non-hazardous solid waste management segment of the industry. The Company operates primarily in the collection, transfer and recycling, disposal, and soil remediation portions of the industry. The Company provides solid waste management services to the full spectrum of municipal, commercial, industrial, and residential customers with operations in California, Illinois, Indiana, Missouri, New Jersey, North Dakota, Ohio, Oklahoma, Pennsylvania, Texas, Washington, and West Virginia. Based on 1994 revenues, the Company is currently the sixth largest publicly traded non-hazardous waste management company in the United States.

     The Company currently owns or operates 10 solid waste landfills. These landfills are located in Illinois (2), Washington, Indiana (2), Oklahoma, Texas, Missouri, West Virginia, and North Dakota. The Company conducts collection operations that serve metropolitan markets in the vicinity of six of its landfills in Illinois (Lake and McDonough County), Washington, Texas, Oklahoma and Indiana (White County), as well as collection operations (including materials recycling and transfer operations in certain markets) serving metropolitan markets in Houston, Fort Worth, and San Antonio, Texas; Chicago, Illinois; central New Jersey; and Sacramento and Stockton, California. The Company also operates a recycled materials brokerage business based in Columbus, Ohio and two soil remediation facilities located in the Philadelphia, Pennsylvania area.

     The Company's strategy is to capitalize on the trend of consolidation in the non-hazardous solid waste industry in several ways. One of the key elements of the Company's strategy involves expansion of its integrated solid waste management services in selected markets through the acquisition of additional solid waste collection operations, landfills, transfer stations, and other related businesses that can be effectively integrated with each other and with the Company's existing operations to provide an overall improvement of operating results. In addition, acquisitions in new geographic areas will be pursued where opportunities exist to strengthen the Company's competitive position or, where opportunities exist, to apply the Company's operating and management expertise to enhance the performance of acquired operations and better utilize an existing base of assets. The Company also intends to expand its operations in the areas that it serves through the development of landfills, collection operations, and transfer station operations, and the development of or participation in recycling and composting services where appropriate. The Company concentrates on serving the local wasteshed in each of its markets by providing an array of non-hazardous solid waste services to the communities that it serves. In connection with its acquisition program, the Company seeks to improve operating efficiencies through the integration of local collection and transfer operations with landfills; the reorganization of collection operations; consolidation of routes and improved utilization of operating equipment; restructuring of landfill management and administrative systems; consolidation of operating and marketing activities; and increased utilization of operating equipment. The Company anticipates that added service requirements, increased regulation, heightened public concern over the environment, and continued refinement of available disposal sites will cause continued industry consolidation and increased privatization of municipal services, affording the Company attractive future opportunities for growth.

     Additional information concerning the Company's business, assets, management, results of operations, and other matters is included in the Company's reports filed under the Exchange Act that are incorporated by reference in this Prospectus, including the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the definitive Proxy Statement, Annual Report and Prospectus dated May 19, 1995. See "Incorporation of Certain Information by Reference."

                                  RECENT EVENTS

     The Company has entered into an Amended and Restated Agreement and Plan of Merger dated November 28, 1994, with Chambers Development Company, Inc., a Delaware corporation ("Chambers"), pursuant to which a wholly owned subsidiary of the Company will be merged (the "Merger") with and into Chambers and Chambers will become a wholly owned subsidiary of the Company. Pursuant to the Merger, each share of Common Stock, $.50 par value, and Class A Common Stock, $.50 par value, of Chambers will be converted into .41667 of a share of Common Stock of the Company. The Company estimates that it will issue approximately 27.8 million shares of Common Stock in connection with the Merger. Closing of the Merger is subject to, among other things, the absence of any material change in the business or assets of the Company or Chambers, the receipt of fairness opinions by the boards of directors of the Company and Chambers, the favorable vote of the stockholders of the Company and of Chambers, registration of the shares of Common Stock of the Company to be issued in connection with the Merger under the Securities Act, listing of such shares on the NYSE, the obtaining of all necessary third party consents, and the final settlement of certain litigation affecting Chambers. Although there is no assurance that the Merger will receive the favorable vote of a majority of the Common Stock, the Boards of Directors of the Company and Chambers have unanimously approved the Merger and intend to recommend its approval at the respective stockholders' meetings of the Company and Chambers. The Company expects the Merger to be completed in June 1995.

     Chambers provides integrated solid waste services in the United States, with properties and operations at the end of 1994 in selected areas of Florida, Georgia, Illinois, Maryland, Mississippi, New Jersey, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia. Major elements of Chambers' business include the operation, management, construction, and engineering of solid waste landfills, transfer stations. recycling facilities, and related operations. Chambers also provides the services of collecting, hauling, and recycling solid waste for municipal. commercial, industrial, and residential customers. Chambers presently owns or operates 14 sanitary landfills, one construction and demolition debris landfill, and one medical, special, and municipal waste incinerator. Chambers landfills provide long-term disposal capacity for a majority of its collection and hauling operations.

     Based on revenues, Chambers is the fifth largest publicly traded non-hazardous solid waste management company in the United States. For the years ended December 31, 1992, 1993, and 1994, respectively, Chambers had revenues of $294,310,000, $288,481,000, and $257,989,000, and net income (loss) of
$(70,723,000), $8,303,000, and $(90,244,000), respectively. Upon consummation of the Merger, the Company will become the third largest publicly traded non-hazardous solid waste management company in the United States based on 1994 revenues.

     Reference should be made to "USA Waste Services, Inc. and Chambers Development Company, Inc. Combined Historical Unaudited Pro Forma Condensed Financial Statements" included in the Company's definitive Proxy Statement, Annual Report and Prospectus dated May 19, 1995, filed under the Exchange Act and incorporated by reference in this Prospectus for pro forma financial information giving effect to the Merger. See "Incorporation of Certain Information by Reference."

     In connection with the acquisition of Chambers, the Company also has proposed to its shareholders that the Company's domicile be changed from Oklahoma to Delaware.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, the following factors should be considered by prospective investors when evaluating an investment in the Common Stock of the Company.

RELIANCE ON FUTURE ACQUISITIONS FOR GROWTH

     Although the Company expects that it will achieve growth in revenues and earnings from its existing operations, the Company's strategy envisions that a significant portion of its future growth will come from businesses yet to be acquired or the development of landfill projects. There can be no assurance that the Company will be able to successfully identify suitable acquisition candidates, successfully negotiate the acquisition of such businesses, or obtain any necessary financing.

     The Company's current strategy includes the acquisition and development of additional landfills, transfer stations, collection and recycling operations as well as the expansion of capacity at its existing landfills. The trend toward consolidation in the solid waste industry has increased competition for the acquisition of landfills, transfer stations, and collection operations and a number of the Company's competitors for such acquisitions have significantly greater financial resources than the Company. In some areas of the country there is a shortage of permitted disposal capacity and existing landfill operations may become too expensive to justify their purchase or become unavailable for purchase by the Company. In addition, land scarcity, local citizen opposition, and stricter regulation have made it increasingly difficult to obtain permits to expand existing landfills or to develop new landfills or transfer stations. Thus, there can be no assurance that the Company can successfully pursue its strategy and failure to do so may limit the Company's growth potential.

GOVERNMENT REGULATION AND POTENTIAL LITIGATION

     The Company's operations are subject to, and substantially affected by, extensive federal, state, and local laws, regulations, orders, and permits that govern environmental protection, health and safety, zoning, and other matters. These regulations may impose restrictions on the Company's operations that could limit or reduce the Company's revenues and earnings, such as limiting the expansion of disposal facilities, limiting or banning the disposal of out-of-state waste or certain categories of waste, or mandating the disposal of local refuse. Although the Company believes that it is currently in substantial compliance with applicable regulatory requirements, because of heightened public concern, companies in the waste management services business, including the Company, in the normal course of business may become subject to judicial and administrative proceedings involving federal, state, or local agencies. These governmental agencies may seek to impose fines on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations of environmental laws or regulations or to require the Company to remediate environmental problems relating to waste disposed of by the Company or its predecessors, or resulting from its or its predecessor's transportation and collection operations, all of which could have a material adverse effect on the Company. Since these extensive regulations are continually evolving, the Company may from time to time be required to make significant capital and operating expenditures in response to regulatory changes. In some situations, the Company may be unable to recoup these expenditures from its customers in the form of price increases. The Company may also become subject to actions brought by individuals or community groups in connection with the permitting or licensing of its operations, any alleged violations of such permits and licenses, or other matters.

POTENTIAL LIABILITY FOR ENVIRONMENTAL DAMAGE

     The Company is subject to liability for any environmental damage its landfills, transfer stations, and collection operations may cause to adjacent landowners and other persons, particularly as a result of the contamination of drinking water sources or the soil, including damage resulting from conditions existing prior to the acquisition of such operations by the Company. The Company may also be subject to liability for any environmental contamination caused by pollutants or hazardous substances whose transportation, treatment, or disposal was arranged for by the Company or its predecessors. If the Company were to incur a substantial liability for environmental damage, its financial condition could be materially adversely affected.

     The Company currently maintains a limited amount of environmental impairment liability (EIL) insurance on certain of its landfills and transfer stations that provides coverage against clean-up costs, bodily injury of non-employees, and property damage caused by off-site pollution emanating from the Company's landfills or transfer stations. However, there can be no assurance that such environmental impairment liability insurance will be adequate to cover any or all potential liabilities or will be available in the future or that the premium required will make continued retention of such coverage economically feasible. If in the absence of such insurance the Company were to incur liability for environmental damage or the amount of available insurance proved insufficient, the Company's financial condition could be materially adversely affected.

COMPETITION

     The waste management industry is highly competitive and requires substantial capital resources. The industry comprises two large national waste management companies as well as numerous local and regional companies of varying sizes and financial resources. The largest national waste management companies have significantly greater financial resources than the Company. In addition, many municipalities operate collection and disposal operations. Competition may also be affected by the increasing national emphasis on recycling, composting, incineration, and other waste reduction programs that could reduce the volume of refuse and garbage collected or deposited in landfills.

     The Company provides residential collection services under a number of municipal contracts. As is the case in the industry, such contracts come up for competitive bidding periodically and there is no assurance that the Company will be the successful bidder and will be able to retain such contracts. If the Company is unable to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period or to use any surplus equipment in other service areas, the earnings of the Company could be adversely affected. As the Company continues to grow, the loss of any one contract will have less of an impact on the Company's operations as a whole.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market following the offering made hereby could adversely affect the prevailing market price of the Common Stock. The Company has issued and has outstanding a substantial number of shares of Common Stock that are not registered with the Commission. However, such unregistered shares may be sold in compliance with Rule 144 under the Securities Act. At March 31, 1995, the Company has reserved for future issuance 1,387,582 shares of Common Stock issuable under its 1990 Stock Option Plan and 1993 Stock Incentive Plan and the Envirofil Employee's 1993 Stock Option Plan . The shares issuable upon exercise of these options have been registered under the Securities Act and will be freely tradeable following their issuance. At March 31, 1995, the Company also had outstanding warrants to purchase an aggregate of 2,350,667 shares of Common Stock. In addition, the Company has issued $49,000,000 in aggregate principal amount of its 8-1/2% Convertible Subordinated Debentures Due 2002, which are convertible into Common Stock, unless previously redeemed, at a price of $13.25 per share, subject to adjustment in certain events. The shares issuable upon conversion of such debentures have been registered under the Securities Act and will be freely tradeable following their issuance.

PROPOSED ACQUISITION OF CHAMBERS

     The Company has entered into an Amended and Restated Agreement and Plan of Merger dated November 28, 1994, with Chambers, pursuant to which a wholly owned subsidiary of the Company will be merged with and into Chambers and Chambers will become a wholly owned subsidiary of the Company. See "Recent Events." Reference should be made to "Risk Factors" in the definitive Proxy Statement, Annual Report and Prospectus of the Company dated May 19, 1995, filed under the Exchange Act and incorporated by reference in this Prospectus for a discussion of certain risk factors applicable to the Merger.

                                 USE OF PROCEEDS

     This Prospectus relates to shares of Common Stock of the Company that may be offered and issued by the Company from time to time in connection with the acquisition of other businesses and properties and interests therein, and upon exercise or conversion of, warrants, options, convertible debentures, or other similar instruments issued by the Company from time to time in connection with any such acquisition. Other than the businesses or properties acquired, there will be no proceeds to the Company from these offerings. When this Prospectus is used by a Selling Shareholder in a public reoffering or resale of Common Stock acquired pursuant to this Prospectus, the Company will not receive any proceeds from such sale by the Selling Shareholder.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the Company for each of the five years in the period ended December 31, 1994, have been derived from the audited consolidated financial statements of the Company and for the three-month periods ended March 31, 1994 and 1995, have been derived from the unaudited consolidated financial statements of the Company. The selected consolidated financial data should be read in conjunction with the separate consolidated financial statements and the related notes thereto of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference herein. See "Incorporation of Certain Information by Reference."

     The data set forth below include the accounts of all companies acquired through March 31, 1995. Companies acquired in transactions accounted for as poolings of interests have been combined as though these companies had always been members of the same operating group. The accounts of businesses acquired in transactions accounted for as purchases are included from their respective dates of acquisition.

     The unaudited data for the three months ended March 31, 1994 and 1995, include, in the opinion of the Company's management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the information for such periods. The results of operations of the interim periods are not necessarily indicative of the results that may be expected for the full year.


                                                                                                               FOR THE THREE
                                                                                                               MONTHS ENDED
                                                             FOR THE YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                      ------------------------------------------               --------------
                                                 1990         1991       1992        1993        1994        1994        1995
                                                 ----         ----       ----        ----        ----        ----        ----
                                                                  (In thousands, except per share amounts)
STATEMENT OF INCOME DATA (1):
  Operating revenues .......................  $  10,594   $  20,653   $  57,049   $  93,753   $ 176,235   $  38,205   $  46,508
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Costs and expenses:
    Operating ..............................      3,794       8,564      28,128      49,251     101,069      21,915      25,496
    General and administrative .............      3,737       5,424      11,612      17,497      23,463       5,321       6,087
    Nonrecurring charges ...................       --         4,166       6,756         923       3,782        --          --
    Depreciation and amortization ..........        992       3,598       5,776      10,558      18,785       4,393       5,408
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                  8,523      21,752      52,272      78,229     147,099      31,629      36,991
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) from operations ............      2,071      (1,099)      4,777      15,524      29,136       6,576       9,517
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Other income (expense):
    Interest expense .......................       (918)     (2,899)     (4,212)     (6,856)    (10,385)     (2,457)     (3,152)
    Interest income ........................         62         544         610       1,113         591         116         288
    Other, net .............................         70         130          15         822       2,249         105         947
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                   (786)     (2,225)     (3,587)     (4,921)     (7,545)     (2,236)     (1,917)
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) before income taxes ........      1,285      (3,324)      1,190      10,603      21,591       4,340       7,600
  Provision for income taxes ...............        466       1,313       3,955       5,413       7,760       1,636       2,812
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) from continuing
    operations .............................        819      (4,637)     (2,765)      5,190      13,831       2,704       4,788
  Income (loss) from discontinued
    operations, net of income taxes.             (2,751)     (2,810)        897        --          --          --          --
  Extraordinary income from forgive-
    ness of debt, net of income taxes ......       --          --        10,066        --          --          --          --
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Net income (loss) ........................     (1,932)     (7,447)      8,198       5,190      13,381       2,704       4,788
  Preferred dividends ......................        220        --           152         582         565         380        --
                                              ---------   ---------   ---------   ---------   ---------   ---------   ---------
  Income (loss) available to
    common shareholders ....................  $  (2,152)  $  (7,447)  $   8,046   $   4,608   $  13,266   $   2,324   $   4,788
                                              =========   =========   =========   =========   =========   =========   =========
  Income (loss) from continuing
    operations per share ...................  $    0.07   $   (0.46)  $   (0.20)  $    0.26   $    0.61   $    0.12   $    0.21
                                              =========   =========   =========   =========   =========   =========   =========
  Income (loss) per common share ...........  $   (0.26)  $   (0.74)  $    0.54   $    0.26   $    0.61   $    0.12   $    0.21
                                              =========   =========   =========   =========   =========   =========   =========
  Weighted average number of common
    and common equivalent shares ...........      8,164      10,051      14,878      18,056      21,842      19,408      23,259
                                              =========   =========   =========   =========   =========   =========   =========
BALANCE SHEET DATA (AT END OF PERIOD)(1):
  Working capital (deficit) ................  $      84   $    (642)  $   8,828   $    (635)  $   8,619               $  19,042
  Total assets .............................     29,443      69,235     141,466     238,819     323,167                 338,224
  Long-term debt, including
    current maturities .....................     11,523      37,694      58,505     115,174     155,733                 169,450
  Stockholders' equity .....................     11,802      22,939      56,677      78,081     107,986                 113,346

- ---------------
(1) Certain statement of income and balance sheet data have been restated to include certain acquisitions accounted for as poolings of interest. See Note 2 to the consolidated financial statements of the Company incorporated by reference herein.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 50,000,000 shares of Common Stock, par value $0.01 per share, of which 22,678,874 shares were outstanding at March 31, 1995. The Company is also authorized to issue 10,000,000 shares of Preferred Stock, $.01 par value (the "Preferred Stock"), none of which are outstanding. The Company has reserved for future issuance, 3,698,113 shares issuable upon conversion of the 8-1/2% Convertible Subordinated Debentures Due 2002, 2,350,667 shares upon exercise of outstanding warrants, and 1,387,582 shares issuable under the 1990 Stock Option Plan and 1993 Stock Incentive Plan and the Envirofil Employees' 1993 Stock Option Plan. The Company has submitted a proposal to its shareholders for consideration at the 1995 Annual Meeting of Shareholders that its Certificate of Incorporation be amended to increase the authorized shares of Common Stock from 50,000,000 to 150,000,000.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote per share held of record on each matter submitted to shareholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors.

     Subject to the rights of any holders of Preferred Stock, holders of record of shares of Common Stock are entitled to receive ratably dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. In the event of a voluntary or involuntary winding up or dissolution, liquidation, or partial liquidation of the Company, holders of Common Stock are entitled to participate ratably in any distribution of the assets of the Company, subject to any prior rights of holders of any outstanding Preferred Stock.

     Holders of Common Stock have no conversion, redemption, or preemptive rights. All outstanding shares of Common Stock are, and the Shares offered hereby will be, upon issuance and sale, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

     The Board of Directors is authorized, without further approval of the shareholders, to issue the Preferred Stock in series and with respect to each series, to fix its designations, relative rights (including voting, dividend, conversion, sinking fund, and redemption rights), preferences (including with respect to dividends and upon liquidation), privileges, and limitations. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with voting and conversion rights, both of which could adversely affect the voting power of the holders of Common Stock, and dividend or liquidation preferences that would restrict Common Stock dividends or adversely affect the assets available for distribution to holders of shares of Common Stock upon the Company's dissolution.

AUTHORIZED BUT UNISSUED SHARES

     Authorized but unissued shares of Common Stock or Preferred Stock can be reserved for issuance by the Board of Directors from time to time without further shareholder action for proper corporate purposes, including stock dividends or stock splits, raising equity capital, and structuring future corporate transactions, including acquisitions.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston, Boston, Massachusetts.

LIMITED LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation of the Company provides that the directors of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the Oklahoma Act. The foregoing limitation does not eliminate or limit the liability of a director for any breach of a director's duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, for any transaction from which the director derived an improper personal benefit, or for approval of the unlawful payment of a dividend or an unlawful stock purchase or redemption. The Certificate of Incorporation of the Company also provides that the Company shall indemnify, and advance litigation expenses to, its officers, directors, employees, and agents to the fullest extent permitted by the Oklahoma Act and all other laws of the State of Oklahoma.

     The Oklahoma Act provides that the Company has the power to indemnify any person who is sued or threatened to be made a named party in a proceeding, other than an action by or in the right of the Company, because such person is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses actually and reasonably incurred by him in connection with such proceeding. In order to be indemnified, the person must have (1) acted in good faith; (2) acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and (3) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification includes attorneys' fees, judgments, fines, and amounts paid in settlement.

     The Oklahoma Act also provides that the Company may indemnify any person who is sued or threatened to be made a named party in a proceeding by or in the right of the Company to procure a judgment in its favor because such person is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. In order to be indemnified, the person must have conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. No indemnification may be made, however, with respect to any claim, issue, or matter as to which such person shall have been judged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

     Indemnification by the Company is subject to a determination that the director, officer, employee, or agent has met the applicable standard of conduct. The determination must be made (1) by a majority vote of a quorum of the Board of Directors, consisting only of directors who were not parties to such action, suit or proceeding; (2) if such a quorum cannot be obtained, or even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (3) by the shareholders of the Company.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or person controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the NYSE under the symbol "UW." Prior to July 20, 1993, the Common Stock was traded in the over-the-counter market and quoted on the NASDAQ National Market System ("Nasdaq/NMS"). The following table sets forth the high and low per share closing prices for the Common Stock for the calendar quarters indicated as reported on the NYSE for periods subsequent to July 20, 1993, and the high and low sales prices for the Common Stock as quoted on the Nasdaq/NMS for periods prior to July 20, 1993.


                                                    HIGH          LOW
                                                    ----          ----
1993
     First Quarter  . . . . . . . . . . . . . . .  $14.50        $13.25
     Second Quarter   . . . . . . . . . . . . . .   13.75         11.75
     Third Quarter  . . . . . . . . . . . . . . .   15.00         11.50
     Fourth Quarter   . . . . . . . . . . . . . .   12.50          9.75

1994
     First Quarter  . . . . . . . . . . . . . . .  $15.00        $11.38
     Second Quarter   . . . . . . . . . . . . . .   13.38         10.58
     Third Quarter    . . . . . . . . . . . . . .   15.13         11.50
     Fourth Quarter   . . . . . . . . . . . . . .   15.13         11.00

1995
     First Quarter  . . . . . . . . . . . . . . .  $12.25        $10.13
     Second Quarter (through June  , 1995)  . . .   16.00         11.50


     According to the Company's transfer agent on May 5, 1995, there were 858 holders of record of the Company's Common Stock.

     The Company has never paid cash dividends on its Common Stock. Envirofil paid dividends on its preferred stock prior to its acquisition by the Company; the holders of such preferred stock received Common Stock in such acquisition, and no dividends have been paid by the Company. The Board of Directors of the Company presently intends to retain any earnings in the foreseeable future for the Company's business. In addition, payment of dividends on the Common Stock is restricted by the terms of the Company's bank credit agreement.

                   MANNER OF OFFERING BY SELLING SHAREHOLDERS

     This Prospectus, as appropriately amended or supplemented, may, with the consent of the Company, be used from time to time by a Selling Shareholder, or its transferees, to offer and sell the Shares in transactions in which the Selling Shareholder and any broker-dealer through whom any of the Shares are sold may be deemed to be underwriters within the meaning of the Securities Act. The Company will receive none of the proceeds from any such sales. There presently are no arrangements or understandings, formal or informal, pertaining to the distribution of the Shares.

     Agreements with Selling Shareholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Selling Shareholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required.

     The Company anticipates that resales of the Shares by a Selling Shareholder may be effected from time to time on the open market in ordinary brokerage transactions on the NYSE, or such other security exchange on which the Common Stock may be listed, in the over-the-counter market, or in private transactions (which may involve crosses and block transactions). The Shares will be offered for sale at market prices prevailing at the time of sale or at negotiated prices and on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Shares may be offered directly, through agents designated from time to time, or through brokers or dealers. A member firm of the NYSE may be engaged to act as the Selling Shareholder's agent in the sale of the Shares by the Selling Shareholder and/or may acquire Shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Shareholder (and, if they act as agent for the purchaser of such Shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of the NYSE, which commissions may be at negotiated rates where permissible.

     Participating broker-dealers may agree with the Selling Shareholder to sell a specified number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent for the Selling Shareholder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholder. In addition or alternatively, shares may be sold by the Selling Shareholder, and/or by or through other broker-dealers in special offerings, exchange distributions, or secondary distributions pursuant to and in compliance with the governing rules of the NYSE, and in connection therewith commissions in excess of the customary commission prescribed by the rules of the NYSE may be paid to participating broker-dealers, or, in the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of such customary commission. Broker-dealers who acquire shares as principal may thereafter resell such Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the NYSE or such other security exchange on which the Common Stock may be listed, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive commissions from the purchasers of such shares.

     Upon the Company's being notified by the Selling Shareholder that a particular offer to sell the Shares is made, a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution, or secondary distribution, or any block trade has taken place, to the extent required, a supplement to this Prospectus will be delivered together with this Prospectus and filed pursuant to Rule 424(b) under the Securities Act setting forth with respect to such offer or trade the terms of the offer or trade; including (i) the name of each Selling Shareholder, (ii) the number of Shares involved, (iii) the price at which the Shares were sold , (iv) any participating brokers, dealers, agents or member firm involved, (v) any discounts, commissions and other items paid as compensation from, and the resulting net proceeds to, the Selling Shareholder,
(vi) that such broker-dealers did not conduct any investigation to verify the information set out in this Prospectus, and (vii) other facts material to the transaction.

     Shares may be sold directly by the Selling Shareholder or through agents designated by the Selling Shareholder from time to time. Unless otherwise indicated in the a supplement to this Prospectus, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Selling Shareholder and any brokers, dealers, agents, member firm or others that participate with the Selling Shareholder in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of the Shares purchased by such person may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company may agree to indemnify the Selling Shareholder as an underwriter under the Securities Act against certain liabilities, including liabilities arising under the Securities Act. Agents may be entitled under agreements entered into with the Selling Shareholder to indemnification against certain civil liabilities, including liabilities under the Securities Act.

     The Selling Shareholder will be subject to the applicable provisions of the Exchange Act, and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6, and 10b-7, which provisions may limit the timing of purchases and sales of any of the Common Stock by the Selling Shareholder. All of the foregoing may affect the marketability of the Common Stock.

     The Company will pay substantially all the expenses incident to this offering of the Common Stock by the Selling Shareholder to the public other than brokerage fees, commissions and discounts of underwriters, dealers or agents.

     In order to comply with certain states' securities laws, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                  LEGAL MATTERS

     Certain legal matters in connection with the Shares have been passed upon for the Company by Snell & Smith, a Professional Corporation, Houston, Texas.

                                     EXPERTS

     The consolidated financial statements of the Company as of December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been incorporated by reference herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Envirofil for the year ended June 30, 1993 incorporated by reference in this Prospectus, and the combined financial statements of the Acquired New Jersey Solid Waste Companies as of December 31, 1992 and 1993 and for each of the three years in the period ended December 31, 1993, incorporated into this Prospectus by reference to Envirofil's Form 8-K filed with the Commission on February 28, 1994, as amended by Envirofil's Form 8-K/A filed with the Commission on May 11, 1994, have been incorporated by reference herein in reliance upon the reports of Arthur Andersen LLP, independent public accountants, given on the authority of that firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Chambers at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, incorporated in this Prospectus by reference from the Company's Proxy Statement, Annual Report and Prospectus dated May 19, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon their authority as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 1006-B(7) of the Oklahoma General Corporation Law provides in part:

    B. In addition to the matters required to be set forth in the certificate of incorporation pursuant to the provisions of subsection A of this section, the certificate of incorporation may also contain any or all of the following matters:

         7. A provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

            a. for any breach of the director's duty of loyalty to the corporation or its shareholders; or

            b. for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; or

            c. under Section 1053 of this title; or

            d. for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

    Section 1031 of the Oklahoma General Corporation Law provides:

    1031. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.--A. A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

    B. A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    C. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection A or B of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by him in connection therewith.

    D. Any indemnification under the provisions of subsection A or B of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsection A or B of this section. Such determination shall be made:

         1. by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or

         2. if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

         3. by the shareholders.

    E. Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by the provisions of this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

    F. The indemnification and advancement of expense provided by or granted pursuant to the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

    G. A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was servicing at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

    H. For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation, including any constituent of a constituent, absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

    I. For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services, by such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

    J. The indemnification and advancement of expenses provided by or granted pursuant to this section, unless otherwise provided when authorized or ratified, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

    Articles Seventh and Eighth of the Registrant's Certificate of Incorporation provide:

    SEVENTH. The Corporation shall indemnify, and advance litigation expenses to, its officers, directors, employees and agents to the fullest extent permitted by the Oklahoma General Corporation Act and all other laws of the State of Oklahoma.

    EIGHTH. To the fullest extent that the Oklahoma General Corporation Act as its exists on November 1, 1987 (the effective date of amendments to the Oklahoma General Corporation Act authorizing provisions limiting liability of directors) ("Effective Date"), permits the limitation of elimination of the liability of directors, no director of this Corporation shall be liable to this Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article [EIGHTH] shall apply to or have any effect on the liability or alleged liability of any director of this Corporation for or with respect to any acts or omission of such director occurring prior to the time of such amendment or repeal.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        3.1      -- Certificate of Incorporation, as amended [Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-18, File No. 33-20737-FW].

        3.2      -- Bylaws, as amended [Incorporated by reference to Exhibit
                    3.2 of the Registrant's Registration Statement on Form S-18, File No. 33-20237-FW].

        4.1      -- Indenture dated September 25, 1992, between the Registrant and The First National Bank of Boston, as Trustee, with respect to the Registrant's 8 1/2% Convertible Subordinated Debentures Due 2002 [Incorporated by reference to Exhibit
                    4.1 of the Registrant's Registration Statement on Form S-1, File No. 33-50918].

        4.2      -- Specimen Stock Certificate [Incorporated by reference to
                    Exhibit 4.3 of the Registrant's Registration Statement on Form S-3, File No. 33-76224].

*       5.1      -- Opinion of Snell & Smith, A Professional Corporation.

       10.1      -- 1990 Stock Option Plan [Incorporated by reference to
                    Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990].

       10.2      -- 1993 Stock Incentive Plan [Incorporated by reference to
                    Exhibit 4.4 of the Registrants Registration Statement on Form S-8, File No. 33-72436].

       10.3      -- Envirofil, Inc. 1993 Stock Incentive Plan [Incorporated by
                    reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.4      -- Asset Purchase Agreement dated August 12, 1993, between
                    Chambers of Indiana, Inc. and USA Waste of Indiana, Inc. [Incorporated by reference to Exhibit 2.2 to Registrant's Current Report on Form 8-K dated September 30, 1993].

       10.5      -- Stock Purchase Agreement dated August 12, 1993, between
                    Chambers Development Company, Inc. and USA Waste of Indiana, Inc. [Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K dated September 30, 1993].

       10.6      -- Agreement of Merger dated as of September 29, 1993, among
                    USA Waste Services, Inc., USA Acquisition Co., Soil Remediation of Philadelphia, Inc., and Louis D. Paolino, Jr. [Incorporated by reference to Exhibit 2.3 to Registrant's Current Report on Form 8-K dated September 30, 1993].

       10.7      -- Agreement and Plan of Reorganization dated as of March 17,
                    1993, as amended on March 25, 1993, March 31, 1993, and August 20, 1993, between Envirofil, Inc. and Environmental Waste of America, Inc. [Incorporated by reference to Exhibit (c)(i) to Envirofil's Current Report on Form 8-K filed on November 16, 1993, as amended by a Current Report in Form 8-K/A filed on January 18, 1994].

       10.8      -- Stock Purchase Agreement dated March 15, 1993, between
                    Environmental Waste of America, Inc. and Donald G. Lindgren, as amended and assigned to Envirofil, Inc. as of November 5, 1993. [Incorporated by reference to Exhibit
                    (c)(i) to Envirofil's Current Report on Form 8-K filed on November 16, 1993, as amended by a Current Report in Form 8-K/A filed on January 18, 1994].

       10.9      -- Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Meadowbrook Carting Co., Inc., and certain shareholders of Meadowbrook Carting Co., Inc. [Incorporated by reference to Exhibit (c)(ii) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.10     -- Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Mid-Jersey Disposal, Co., Inc., and certain shareholders of Mid-Jersey Disposal Co., Inc. [Incorporated by reference to Exhibit (c)(ii) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.11     -- Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Quality Recycling Co., Inc., and certain shareholders of Quality Recycling Co., Inc. [Incorporated by reference to Exhibit (c)(iii) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.12     -- Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Forcees, Inc., and certain shareholders of Forcees., Inc. [Incorporated by reference to Exhibit
                    (c)(iv) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.13     -- Amended and Restated Plan and Agreement of Reorganization
                    dated March 29, 1994, among the Registrant, Envirofil Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Registrant, and Envirofil, Inc., a Delaware corporation [Incorporated by reference to Exhibit
                    2.1 to the Registrant's Registration Statement on Form S-4 (File No. 33-77110].

       10.14     -- Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994, among the Registrant, Chambers Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Registrant, and Chambers Development Company, Inc., a Delaware corporation [Incorporated by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form S-4, File No. 33-59259].

       10.15     -- Amended and Restated Revolving Credit Agreement dated as of
                    November 28, 1994, among the Registrant, its subsidiaries, The First National Bank of Boston, Bank of America Illinois, Bank One Texas, National Association, The Bank of Nova Scotia, National Westminster Bank USA, and Banque Paribas [Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.16     -- Form of Employment Agreement between the Registrant and each of John E. Drury, Donald F. Moorehead, Jr., David Sutherland-Yoest, and Charles A. Wilcox [Incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.17     -- Employment Agreement between the Registrant and Earl E.
                    DeFrates [Incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.18     -- Employment Agreement between the Registrant and Gregory T.
                    Sangalis [Incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-4, File No. 33-59259].

       21        -- Subsidiaries of the Registrant [Incorporated by reference to Exhibit 21 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

*      23.1      -- Consent of Snell & Smith, A Professional Corporation
                    (Contained in Exhibit 5).

*      23.2      -- Consent of Coopers & Lybrand L.L.P.

*      23.3      -- Consent of Arthur Andersen LLP

*      23.4      -- Consent of Deloitte & Touche, LLP

       24        -- Powers of Attorney [Included on Page II-9].

____________________
*        Filed herewith.


ITEM 22.  UNDERTAKINGS.

         (a)     The undersigned registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         Provided, however, that paragraph (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim or indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the pinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registrations statement through the date of responding to the request.

         (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on June 9, 1995.

                                       USA WASTE SERVICES, INC.


                                       By           /s/ Earl E. DeFrates
                                          --------------------------------------
                                                        Earl E. DeFrates
                                                    Executive Vice President

    We, the undersigned officers and director of USA Waste Services, Inc., hereby severally constitute David Sutherland-Yoest and Earl E. DeFrates, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names, in the capacities indicated below, the Registration Statement filed herewith and any amendments to said Registration Statement, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable USA Waste Services, Inc. to comply with the provisions of the Securities Act of 1933 as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

    Witness our hands on the date set forth below.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on June 9, 1995.

             SIGNATURE                                               TITLE
             ---------                                               -----
     DONALD F. MOOREHEAD, JR.                           Chairman of the Board and
- ----------------------------------                       Chief Development Officer
     Donald F. Moorehead, Jr.

           JOHN E. DRURY                                Chief Executive Officer
- ----------------------------------                       and Director
           John E. Drury


      DAVID SUTHERLAND-YOEST                            President, Chief Operating Officer
- ----------------------------------                       and Director
      David Sutherland-Yoest


         EARL E. DEFRATES                               Executive Vice President, Chief
- ----------------------------------                       Financial Officer, Secretary,
         Earl E. DeFrates                                Treasurer and a Director


          BRUCE E. SNYDER                               Vice President, Controller and
- ----------------------------------                       Chief Accounting Officer
          Bruce E. Snyder


          GEORGE L. BALL                                Director
- ----------------------------------
          George L. Ball


         ROBERT A. MOSLEY                               Director
- ----------------------------------
         Robert A. Mosley


         JOHN D. SPELLMAN                               Director
- ----------------------------------
         John D. Spellman


         GENE A. MEREDITH                               Director
- ----------------------------------
         Gene A. Meredith


        RICHARD J. HECKMANN                             Director
- ----------------------------------
        Richard J. Heckmann


                                 EXHIBIT INDEX



       3 .1      -- Certificate of Incorporation, as amended [Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-18, File No. 33-20737-FW].

       3 .2      -- Bylaws, as amended [Incorporated by reference to Exhibit
                    3.2 of the Registrant's Registration Statement on Form S-18, File No. 33-20237-FW].

       4 .1      -- Indenture dated September 25, 1992, between the Registrant and The First National Bank of Boston, as Trustee, with respect to the Registrant's 8 1/2% Convertible Subordinated Debentures Due 2002 [Incorporated by reference to Exhibit
                    4.1 of the Registrant's Registration Statement on Form S-1, File No. 33-50918].

       4 .2      -- Specimen Stock Certificate [Incorporated by reference to
                    Exhibit 4.3 of the Registrant's Registration Statement on Form S-3, File No. 33-76224].

*      5 .1      -- Opinion of Snell & Smith, A Professional Corporation.

       10.1      -- 1990 Stock Option Plan [Incorporated by reference to
                    Exhibit 10.1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1990].

       10.2      -- 1993 Stock Incentive Plan [Incorporated by reference to
                    Exhibit 4.4 of the Registrants Registration Statement on Form S-8, File No. 33-72436].

       10.3      -  Envirofil, Inc. 1993 Stock Incentive Plan [Incorporated by
                    reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.4      -  Asset Purchase Agreement dated August 12, 1993, between
                    Chambers of Indiana, Inc. and USA Waste of Indiana, Inc. [Incorporated by reference to Exhibit 2.2 to Registrant's Current Report on Form 8-K dated September 30, 1993].

       10.5      -  Stock Purchase Agreement dated August 12, 1993, between
                    Chambers Development Company, Inc. and USA Waste of Indiana, Inc. [Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K dated September 30, 1993].

       10.6      -  Agreement of Merger dated as of September 29, 1993, among
                    USA Waste Services, Inc., USA Acquisition Co., Soil Remediation of Philadelphia, Inc., and Louis D. Paolino, Jr. [Incorporated by reference to Exhibit 2.3 to Registrant's Current Report on Form 8-K dated September 30, 1993].

       10.7      -  Agreement and Plan of Reorganization dated as of March 17,
                    1993, as amended on March 25, 1993, March 31, 1993, and August 20, 1993, between Envirofil, Inc. and Environmental Waste of America, Inc. [Incorporated by reference to Exhibit (c)(i) to Envirofil's Current Report on Form 8-K filed on November 16, 1993, as amended by a Current Report in Form 8-K/A filed on January 18, 1994].

       10.8      -  Stock Purchase Agreement dated March 15, 1993, between
                    Environmental Waste of America, Inc. and Donald G. Lindgren, as amended and assigned to Envirofil, Inc. as of November 5, 1993. [Incorporated by reference to Exhibit
                    (c)(i) to Envirofil's Current Report on Form 8-K filed on November 16, 1993, as amended by a Current Report in Form 8-K/A filed on January 18, 1994].

       10.9      -  Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Meadowbrook Carting Co., Inc., and certain shareholders of Meadowbrook Carting Co., Inc. [Incorporated by reference to Exhibit (c)(ii) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.10     -  Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Mid-Jersey Disposal, Co., Inc., and certain shareholders of Mid-Jersey Disposal Co., Inc. [Incorporated by reference to Exhibit (c)(ii) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.11     -  Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Quality Recycling Co., Inc., and certain shareholders of Quality Recycling Co., Inc. [Incorporated by reference to Exhibit (c)(iii) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.12     -  Stock Purchase Agreement dated March 19, 1993, among
                    Envirofil, Inc., Forcees, Inc., and certain shareholders of Forcees., Inc. [Incorporated by reference to Exhibit
                    (c)(iv) to Envirofil's Current Report on Form 8-K filed February 28, 1994, as amended by Current Report on Form 8-K/A filed on May 11, 1994].

       10.13     -  Amended and Restated Plan and Agreement of Reorganization
                    dated March 29, 1994, among the Registrant, Envirofil Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Registrant, and Envirofil, Inc., a Delaware corporation [Incorporated by reference to Exhibit
                    2.1 to the Registrant's Registration Statement on Form S-4 (File No. 33-77110].

       10.14     -  Amended and Restated Agreement and Plan of Merger dated as of November 28, 1994, among the Registrant, Chambers Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Registrant, and Chambers Development Company, Inc., a Delaware corporation [Incorporated by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form S-4, File No. 33-59259].

       10.15     -  Amended and Restated Revolving Credit Agreement dated as of
                    November 28, 1994, among the Registrant, its subsidiaries, The First National Bank of Boston, Bank of America Illinois, Bank One Texas, National Association, The Bank of Nova Scotia, National Westminster Bank USA, and Banque Paribas [Incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.16     -  Form of Employment Agreement between the Registrant and each of John E. Drury, Donald F. Moorehead, Jr., David Sutherland-Yoest, and Charles A. Wilcox [Incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.17     -  Employment Agreement between the Registrant and Earl E.
                    DeFrates [Incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

       10.18     -  Employment Agreement between the Registrant and Gregory T.
                    Sangalis [Incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-4, File No. 33-59259].

       21        -- Subsidiaries of the Registrant [Incorporated by reference to Exhibit 21 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994].

*      23.1      -- Consent of Snell & Smith, A Professional Corporation
                    (Contained in Exhibit 5).

*      23.2      -- Consent of Coopers & Lybrand L.L.P.

*      23.3      -- Consent of Arthur Andersen LLP

*      23.4      -- Consent of Deloitte & Touche, LLP

       24        -- Powers of Attorney [Included on Page II-9].

____________________
*        Filed herewith.